# SEC Schedule 13G/A (Amendment No. 11) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Baozun Inc., CIK 0001625414
CUSIP: 06684L103
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: NO. 1-9, LANE 510, WEST JIANGCHANG ROAD,, JING'AN DISTRICT, SHANGHAI, China (F4), 200436
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001144204-16-081944
Filed by CIK 0001665923

## Reporting persons
- Jesvinco Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 9,410,379; shared voting power 0; sole dispositive power 9,410,379; shared dispositive power 0; aggregate amount beneficially owned 9,410,379 (5.4% of the class)
  Comment: Notes to Rows 5, 7, and 9: This represents 9,410,369 Class B ordinary shares and ten Class A ordinary shares directly held by Jesvinco Holdings Limited as of December 31, 2025.
  
  Note to Row 11: Based on 161,015,878 Class A ordinary shares (excluded certain Class A ordinary shares represented by ADSs repurchased by the Issuer from the open market under the Issuer's share repurchase programs). As-converted percentage is also based on 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2025, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Vincent Wenbin Qiu: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 13,434,745; shared voting power 0; sole dispositive power 13,434,745; shared dispositive power 0; aggregate amount beneficially owned 13,434,745 (7.7% of the class)
  Comment: Notes to Rows 5, 7, and 9: Mr. Vincent Wenbin Qiu may be deemed to have beneficial ownership over (i) 9,410,369 Class B ordinary shares and ten Class A ordinary shares held by Jesvinco Holdings Limited as of December 31, 2025, and (ii) 4,024,366 Class A ordinary shares beneficially owned by Mr. Vincent Wenbin Qiu as of December 31, 2025.
  
  Note to Row 11: Based on 161,015,878 Class A ordinary shares (excluded certain Class A ordinary shares represented by ADSs repurchased by the Issuer from the open market under the Issuer's share repurchase programs). As-converted percentage is also based on 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2025, and assuming all Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one vote per share. Each Class B ordinary share is entitled to ten votes per share and is convertible at any time into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

## Item 1. Issuer
Name of issuer: Baozun Inc.
Address of issuer's principal executive offices: NO. 1-9, LANE 510, WEST JIANGCHANG ROAD, JING'AN DISTRICT, SHANGHAI, F4 200436

## Item 2. Person Filing
Name of person filing:
Vincent Wenbin Qiu

Jesvinco Holdings Limited

This Schedule 13G/A is being filed jointly by Mr. Vincent Wenbin Qiu and Jesvinco Holdings Limited (collectively, the "Reporting Persons"). Pursuant to the Joint Filing Agreement filed with the Securities and Exchange Commission on February 16, 2016 and incorporated by reference herein, the Reporting Persons have agreed to file this Schedule 13G/A jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.
Address of principal business office or, if none, residence:
The address of the principal business office of Mr. Vincent Wenbin Qiu is No. 1-9, Lane 510, West Jiangchang Road, Shanghai 200436, the People's Republic of China.

The registered address of Jesvinco Holdings Limited is ICS Corporate Services (BVI) Limited, Sea Meadow House, P.O. Box 116, Road Town, Tortola, British Virgin Islands.
Citizenship:
Vincent Wenbin Qiu: People's Republic of China

Jesvinco Holdings Limited: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

Mr. Vincent Wenbin Qiu beneficially owned 4,024,366 Class A ordinary shares as of December 31, 2025. Jesvinco Holdings Limited is the record owner of 9,410,369 Class B ordinary shares and ten Class A ordinary shares of the Issuer. Mr. Vincent Wenbin Qiu is the sole shareholder of Jesvinco Holdings Limited, and thereby may be deemed to beneficially own all of the shares held by Jesvinco Holdings Limited.
Percent of class:
The information required by Item 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

The percentage is calculated based on 161,015,878 Class A ordinary shares (excluded certain Class A ordinary shares represented by ADSs repurchased by the Issuer from the open market under the Issuer's share repurchase program) and 13,300,738 Class B ordinary shares issued and outstanding as of December 31, 2025.
Sole power to vote or to direct the vote: The information required by this item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to vote or to direct the vote: The information required by this item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person and is incorporated herein by reference.
Sole power to dispose or to direct the disposition: The information required by this item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person and is incorporated herein by reference.
Shared power to dispose or to direct the disposition: The information required by this item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (incorporated by reference to Exhibit 99.1 of Schedule 13G (File No. 005-89353) filed with the Securities and Exchange Commission on February 16, 2016)

## Signatures
- Jesvinco Holdings Limited: /s/ Vincent Wenbin Qiu, Vincent Wenbin Qiu/Director (02/12/2026)
- Vincent Wenbin Qiu: /s/ Vincent Wenbin Qiu, Vincent Wenbin Qiu (02/12/2026)